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                              November 7, 2023

       Man Tak Lau
       Director and Chairman of the Board of Directors
       Linkers Industries Ltd
       Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A, Kawasan Perusahaan MIEL Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia

                                                        Re: Linkers Industries
Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted October
26, 2023
                                                            CIK 1972074

       Dear Man Tak Lau:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Form 1 submitted October 26, 2023

       General

   1. We note your response to prior comment 2. Please tell us how, going forward, the company would determine
whether more than 50 percent of its outstanding voting
                                                        securities are owned of
record by U.S. residents for purposes of satisfying the foreign private issuer
definition. See Securities Act Rule 405 and Exchange Act Rule 3b-4;
                                                        Securities Act Rules
Compliance and Disclosure Interpretation 203.17.
       Use of Proceeds, page 39

   2. We note your response to prior comment 4. Please additionally revise your disclosure, here and throughout the
registration statement, to include where you are in the acquisition process, such as
whether any understandings or agreements exist between you and any target company or joint
venture partner.
 Man Tak Lau
Linkers Industries Ltd
November 7, 2023
Page 2
Diversified Customer Base, page 60

3. We note your response to prior comment 6. Please specifically identify the "key customers who are renowned global brand name manufacturers and OEMs" described in this section.
Board of Directors, page 84

4. We note your response to prior comment 8. Please amend your disclosure prior to effectiveness, with the identities of all independent directors.
       Please contact Andi Carpenter at 202-551-3645 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameMan Tak Lau
                                                          Division of
Corporation Finance
Comapany NameLinkers Industries Ltd
                                                          Office of
Manufacturing
November 7, 2023 Page 2
cc:       Lawrence Venick
FirstName LastName